ENGINEERED SUPPORT SYSTEMS, INC.
                    --------------------------------




                           1995 ANNUAL REPORT






          (logo)                                        (logo)

  ENGINEERED AIR SYSTEMS, INC.                ENGINEERED SPECIALTY PLASTICS







       PROVIDING SHAREHOLDER VALUE THROUGH DIVERSIFICATION AND GROWTH
       ---------------------------------------------------------------



         EARNINGS PER SHARE                  MARKET VALUE PER SHARE
         ------------------                  ----------------------

            1995 -- $.75                         1995 -- $6.50

            1992 -- $(.07)                       1992 -- $1.50





         REVENUES PER SHARE                    BOOK VALUE PER SHARE
         ------------------                    --------------------

          1995 -- $19.84                          1995 -- $5.10

          1992 -- $12.00                          1992 -- $3.73








--------
CONTENTS
--------
Letter to the Shareholders
Management's Discussion
  and Analysis
Consolidated Financial
  Statements
Supplemental Information
Directors and
  Officers   Inside Back Cover


--------------------------
LETTER TO THE SHAREHOLDERS
--------------------------

Dear Shareholder:

1995 was a year of substantial growth for Engineered Support Systems, Inc. On a per share basis, our net income, net revenues and book value increased 257%, 24% and 21%, respectively, from the prior year. The by-product of this operational success has been a significant increase in shareholder value, which continues to be our long-term goal. We expect revenues and profitability to grow in 1996 and beyond, building additional value for our shareholders.

Summary of 1995
---------------
The Company reported net income of $2,473,000, or seventy-five cents per share, on revenues of $65.5 million for 1995. This compares with net income of $755,000, or twenty-one cents per share, on revenues of $56.6 million for 1994. 1995 revenues were the Company's highest since 1991 and net income per share was its best since 1986.

The defense subsidiary, Engineered Air Systems, Inc. (Engineered Air) turned in an outstanding year with revenues increasing 30% from 1994. This follows a 19% increase in the prior year. However, profitability increases were even more dramatic at this subsidiary primarily for two reasons. First, Engineered Air has implemented a more selective bidding strategy during the last two years. This approach to contract procurement has resulted in a backlog of contracts which is, on average, larger in amount, longer in duration (generating increased production efficiencies), well within the Company's realm of expertise and therefore more profitable.

Secondly, the defense subsidiary has increased capacity utilization and significantly leveraged its fixed operating costs. Production levels are expected to grow in 1996 and beyond as Engineered Air benefits from its existing backlog and from the government's continued emphasis on "best value" buying programs. A best value program considers past performance in terms of quality and delivery, along with bid price, when evaluating prospective bidders. We also believe that Engineered Air will benefit from what has been a major industry shake-out of low cost providers of military ground support equipment during the first half of the decade.

The commercial subsidiary, Engineered Specialty Plastics, Inc. (ESP) experienced a decrease in revenues of $0.9 million, or 4%, from the prior year. This decrease was primarily the result of a significant drop in shipments of television cabinets to its primary customer during the second and third quarters of the year. However, in the fourth quarter, more normalized shipments of television cabinets and the initial effects of a customer diversification program resulted in record quarterly revenues for the subsidiary.

ESP implemented a highly successful cost containment program during 1995 and Lifetime Faucets, a proprietary line of nonmetallic faucets, posted record profitability. As a result, operating profit increased from $0.6 million in 1994 to $1.0 million in 1995 even though the subsidiary experienced a decline in revenues and a capacity-based contraction in its gross margin.

Significant capital improvements have been made at ESP since its acquisition in March 1993. These improvements include a fully-integrated business information system, complete computer-aided design (CAD) capabilities, and a more extensive and efficient resin storage and distribution system. In addition, ESP operates a wide range of fully automated and robotically-controlled injection molding machines, from 45 to 1,500 tons of clamp pressure, and provides significant value-added service through its extensive finishing capabilities. We believe that this state-of-the-art facility can be extremely profitable and we will continue to focus our efforts on increasing volume by emphasizing quality, price and flexibility.

Stock Repurchase and Dividend Programs
--------------------------------------
In March 1995, we completed the repurchase of 259,716 shares of common stock under an agreement entered into during 1994. As of October 31, 1995, the Company had 475,835 total shares of treasury stock. Although this represents almost 14% of total shares issued as of this date we have announced a plan to repurchase up to 150,000 additional shares of common stock. At current valuation levels, we believe this to be a sound use of capital and an additional means of enhancing shareholder value.

During the year, we also initiated a semi-annual dividend program. This is the first dividend the Company has declared since its initial public offering in 1985. Although we began this program with a dividend of just $.01 per share, we anticipate a steady increase in the amount over time as the Company continues to grow and prosper.

Significant Cash Flow
---------------------
In 1995, the Company generated free cash flow, defined as net income plus non-cash items less capital expenditures, of $3.44 million, or $1.04 per share. In addition to financing $0.9 million of capital expenditures during the year, we were also able to reduce our term debt by $1.1 million, as well as to repurchase $1.0 million of treasury shares with internally generated funds. It is anticipated that the Company will continue to generate significant cash flow in 1996. These funds will be used to reduce our reliance on debt and to support both internal and external growth opportunities.

New Contract Awards
-------------------
Engineered Air's funded backlog of defense orders increased to $90 million as of October 31, 1995 compared with $78 million in the prior year. New orders booked in 1995 totaled $55 million, which represents a 40% increase over average annual bookings for the preceding five-year period. Although we have yet to receive any accelerated orders resulting from the Bosnian conflict, we expect many of our products to be pulled from existing military inventories and used to support the U.S. effort there.

In summary, 1995 was a year of outstanding achievement and we enter 1996 with considerable momentum. We believe that revenues and profitability will continue to grow in upcoming years. Further, we are continuing to consider any strategic acquisitions which would bring added value to our Company and shareholders.

To our employees, directors and shareholders, I want to say thank you for your continued belief in and commitment to our goals and for your support of Engineered Support Systems, Inc.

Sincerely,

/s/ Michael F. Shanahan, Sr.
    Chairman of the Board, President and Chief Executive Officer

Summary of Selected Financial Data In thousands, except for per share data
----------------------------------
Year Ended October 31        1995      1994      1993      1992      1991
                            -------   -------   -------   -------   -------
Results of Operations:
Net revenues                $65,533   $56,619   $42,227   $40,432   $67,712
Gross profit                 10,745     8,145     7,461     4,635     7,470
Interest expense, net           895       828       686       384       675
Income (loss) before income
 taxes                        4,121     1,257       860      (379)    1,081
Income tax provision
 (benefit)                    1,648       502       340      (140)      420
Net income (loss)             2,473       755       520      (239)      661
                            =======   =======   =======   =======   =======
Financial Position:
Working capital             $ 4,700   $ 3,120   $ 4,255   $ 8,122   $ 8,488
Property, plant and
 equipment, net              14,601    15,290    14,998     8,068     8,702
Total assets                 33,792    34,386    28,574    23,079    24,605
Long-term debt and ESOP
 bank loan                    3,924     5,152     6,179     4,004     5,106
Shareholders' equity         15,217    13,330    13,161    12,426    12,360
                            =======   =======   =======   =======   =======
Per Share Data:
Net income (loss)              $.75      $.21      $.15     $(.07)     $.20
Dividends                       .01       .00       .00       .00       .00
Book value                     5.10      4.21      3.93      3.73      3.71
Net revenues                  19.84     16.00     12.14     12.00     20.15
                            -------   -------   -------   -------   -------
Backlog of defense orders   $90,385   $77,856   $52,847   $38,424   $40,730
                            =======   =======   =======   =======   =======

----------------------------
ENGINEERED AIR SYSTEMS, INC.
----------------------------
Brief descriptions of significant programs are presented below:

MA-3D and C-5 Flight Line Air Conditioners
------------------------------------------
These flight line units deliver general purpose air conditioning to aircraft avionics during maintenance and preflight periods. The majority of these units will be utilized for aircraft such as the F-15, F-16, F-111, C-5, C-17, C-130 and C-135. In addition, these units are also used to cool maintenance shelters, portable hangars and other similar enclosures.

Chemically/Biologically Hardened Air Management Plant (CHAMP)
-------------------------------------------------------------
The CHAMP units will be used initially by the U.S. Air Force in chemically hardened air transportable hospitals (CHATHs). These units will consolidate generators, blowers, filters, and environmental control elements into one single unit, reducing transportation weight and size by 80%. These CHAMP units will enable medical staff and patients to reduce infection, survive chemical attacks and continue emergency operations in a contaminated environment.

Revetment Kits
--------------
The revetment kits consist of two parallel steel walls up to 16 feet high and 252 feet long. The walls are positioned 7 feet apart. The space between the walls can be filled with dirt or stone. The revetments are used to protect parked aircraft and other military equipment from enemy artillery and small arms fire.

Air Force Water Distribution Systems
------------------------------------
These rapidly deployable water storage and distribution systems are designed for an unlimited variety of terrains and applications. They will be used primarily as a component of the Air Force ''Bare Base'' system. Air transportability is inherent as all components are designed to size and weight limitations. These systems are used for the safe storage and distribution of potable water.

Aviation Ground Power Unit (AGPU)
---------------------------------
The AGPU is a self-contained, turbine driven, ground power unit which provides electrical, hydraulic and pneumatic power in dual combination or simultaneously. The units will provide minimum power requirements for the AH-64 advanced attack helicopter, the UH-60 utility tactical transport aircraft system, the CH-47 medium helicopter, and other aircraft including the OH-6, AH-1 and C-12.

Army Space Heaters (ASH)
------------------------
The ASH provides automatic, remote or manual temperature-controlled heating to meet the needs of personnel and equipment in shelters, vans, hospitals and other enclosed areas. Most recently the ASH has been shipped overseas to provide warmth for U.S. military personnel in the extreme winter conditions of Bosnia.

B-1B/B-2 Flight Line Air Conditioners
-------------------------------------
These flight line air conditioners are used to cool the avionics of B-1 and B-2 bombers during preflight checkouts. These units are also used in support of U.S. Air Force Talon I and Talon II Gunships. Designed and built by Engineered Air, these are the largest air conditioning units ever built for the U.S. Air Force employing state of the art technology and utilizing R-134a refrigerant, which is ozone-friendly and environmentally safe.

-----------------------------------
ENGINEERED SPECIALTY PLASTICS, INC.
-----------------------------------

ESP, located in Hot Springs, Arkansas, manufactures a wide range of injection molded plastic products used primarily in consumer goods. These products include television cabinets and backs, communication and word processing equipment, components for computer terminals, automotive components, lawn and garden components, medical devices, containers for the food processing industry and other items used in consumer products.

ESP also manufactures and distributes Lifetime Faucets, a proprietary line of nonmetallic kitchen and lavatory faucets. These faucets, which are known for their high quality and low cost, are sold in a variety of colors and styles to a broad base of customers ranging from very large retailers to small hardware stores.

ESP currently operates a single facility with approximately 100,000 square feet of manufacturing space. This facility houses 30 injection molding machines ranging in size from 45 to 1500 tons of clamp pressure and processes over 10 million pounds of resin per year. In addition, ESP has modern finishing equipment which can perform a variety of secondary operations.

ESP is positioning itself for future growth and has complete computer-aided design (CAD) capabilities within its engineering department. ESP has also added a fully integrated business information system during the last two years. This system enhances ESP's inventory control and product performance while increasing machine efficiency.

ESP implements a continuous improvement program to ensure that competitive advantages through cost-efficient operations are maintained and is currently in the process of ISO9000 certification.


--------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

Year Ended October 31                        1995     1994     1993
                                             -----    -----    -----
Results of Operations
Net revenues                                 100.0%   100.0%   100.0%
Cost of revenues                              83.6     85.6     82.3
                                             -----    -----    -----
Gross profit                                  16.4     14.4     17.7
Selling, general and administrative expense    8.7     10.7     14.0
                                             -----    -----    -----
Income from operations                         7.7      3.7      3.7
Interest expense, net                          1.4      1.5      1.7
                                             -----    -----    -----
Income before income taxes                     6.3      2.2      2.0
Income tax provision                           2.5      0.9      0.8
                                             -----    -----    -----
Net income                                     3.8%     1.3%     1.2%
                                             -----    -----    -----

The discussion set forth below analyzes certain factors and trends related to the financial results for each of the three years ended October 31, 1995, 1994, and 1993. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

1995 Compared to 1994
---------------------
Net revenues increased 16% in 1995 to $65.5 million. The commercial subsidiary, Engineered Specialty Plastics, Inc. (ESP), contributed $22.6 million to net revenues in 1995 compared to $23.6 million in 1994. This 4% decrease resulted from reduced shipments of television cabinets to its primary customer in the second and third quarters of the year. (However, fourth quarter net revenues at ESP rebounded to their highest level since the subsidiary was acquired by the Company in March 1993. This was a result of more normalized shipments to its primary customer and of the early impact of a strategic diversification program.)

Net revenues for the defense subsidiary, Engineered Air Systems, Inc. (Engineered Air) increased 30% in 1995 to $42.9 million from $33.0 million in 1994. Higher production levels at Engineered Air were generated primarily through its air conditioning and heating products -- most notably, the MA-3D and C-5 Flight Line Air Conditioner, the B-1B/B-2 Air Conditioner and the Army Space Heater.

Gross profit was $10.7 million in 1995 compared to $8.1 million in 1994. The gross margin improved to 16.4% in 1995 from 14.4% in 1994. These increases are due to significantly higher margins at Engineered Air, resulting from a profitable mix of contracts and increased capacity utilization, as offset by slightly lower margins at ESP.

In spite of the significant increase in consolidated net revenues, selling, general and administrative expense decreased from $6.1 million in 1994 to $5.7 million in 1995. As a percentage of net revenues, this expense decreased from 10.7% in 1994 to 8.7% in 1995. Management's concerted effort to control selling, general and administrative expense, along with the increase in gross margins, contributed to an overall expansion of the Company's operating margin from 3.7% in 1994 to 7.7% in 1995.

Net interest expense increased to $0.9 million in 1995 from $0.8 million in 1994. The effective income tax rate was 40% in both 1995 and 1994.

1994 Compared to 1993
---------------------
Net revenues increased 34% in 1994 to $56.6 million. Engineered Air posted net revenues of $33.0 million in 1994 versus $27.8 million in 1993, as various defense contracts moved from the development stage into full production. ESP contributed net revenues of $23.6 million in 1994 as compared to $14.4 million for the eight-month period following its acquisition in 1993.

Gross profit increased from $7.5 million in 1993 to $8.1 million in 1994. However, the overall gross margin decreased from 17.7% in 1993 to 14.4% in 1994. This decrease was primarily the result of a $4.2 million ROWPU claim settlement received by Engineered Air in 1993. (See note E to the Consolidated Financial Statements.)

Because of the inclusion of ESP operating results for an entire year in 1994, selling, general and administrative expense increased slightly in absolute terms from $5.9 million in 1993 to $6.1 million in 1994. However, this expense decreased significantly as a percentage of net revenues from 14.0% in 1993 to 10.7% in 1994. This decrease reflects the Company's continuing emphasis on cost containment.

Net interest expense increased from $0.7 million in 1993 to $0.8 million in 1994 due primarily to financing costs associated with $2.2 million of capital improvements at ESP. The effective income tax rate was approximately 40% in 1994 and 1993.

Outlook for 1996 and Future Years
---------------------------------
The Company's firm backlog of defense orders increased to $90.4 million at October 31, 1995 from $77.9 million at October 31, 1994. New contract awards, which totaled $55.5 million in 1995, consisted of awards of production options on existing contracts and other new programs, some of which are described on page 3 of the Annual Report. The existing contracts also include available options totaling $100 million as of October 31, 1995.

The Company anticipates that revenues and net income will increase in 1996. During the upcoming year, Engineered Air will derive the most significant portion of its revenues from contracts for MA-3D and C-5 Flight Line Air Conditioners, Revetment Kits, Aviation Ground Power Units and Air Force Water Distribution Systems. The latter will be completed in 1996, while the remaining three contracts are expected to run through the majority of 1997. Production levels at the defense subsidiary will remain near full capacity for 1996. As a result of a profitable backlog of contracts and of a significant leveraging of fixed operating costs, Engineered Air will provide continued strong earnings and cash flow for the foreseeable future.

ESP completed 1995 by posting its highest quarterly revenues since being acquired by the Company. It is anticipated that this subsidiary's fourth quarter success will provide a solid foundation for continued steady growth in revenues and operating margins.

The Company is actively pursuing new acquisitions and business opportunities to complement existing product lines and provide strategic diversification.

Liquidity and Capital Resources
-------------------------------
The Company's primary sources of short-term financing are from cost reimbursements under contracts with the U.S. Government via receipt of progress payments, billings for delivered products and bank borrowings under a $6.4 million line of credit. As of October 31, 1995, the Company had $4,919,000 of unused credit related to this line. During 1995, average daily borrowings under the line of credit agreement were $4.1 million. The Company anticipates that its borrowing requirements under the agreement will decrease significantly in 1996 as cash provided from operations continues to improve. This improvement is expected as a result of continued significant cash flow from Engineered Air.

On October 31, 1995, the Company's working capital and ratio of current assets to current liabilities were $4.7 million and 1.39 to 1 as compared with $3.1 million and 1.24 to 1 a year ago. This growth in liquidity is net of $1.1 million of payments on long-term debt, $0.9 million of capital expenditures and of a $1.0 million treasury stock purchase. The ratio of the long-term debt and ESOP bank loan to shareholders' equity improved to
0.26 to 1 at October 31, 1995 as compared with 0.39 to 1 at October 31,
1994.

The Company anticipates that capital expenditures in 1996 will approximate $1.0 million. In addition, the Company has announced a plan to repurchase up to 150,000 shares of its common stock, or approximately 5% of shares currently outstanding. Management believes that cash flow generated from operations, together with the available line of credit, will provide the necessary resources to meet the needs of the Company, including capital expenditures and any treasury stock purchases, in the foreseeable future.

Inflation
---------
Since substantially all of the Engineered Air's contracts are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, Engineered Air's volume purchasing and forward purchasing policies serve to limit the effects of inflation. Engineered Air considers potential inflation in preparation of contract proposals and bids. ESP's products are predominantly custom-made. Therefore the impact of inflation on its operating results is typically not significant. ESP attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on the Company's operations.

Revenues by Product Classification (in millions)
----------------------------------
The following table sets forth net revenues for the years ended October 31, 1995, 1994 and 1993 from each of the Company's product classifications:

Year Ended October 31                   1995         1994        1993
                                    -----------  -----------  -----------
Engineered Air Systems, Inc.:
 Air conditioning and heating
  systems                           $33.3  50.8% $11.1  19.6% $ 5.9  14.0%
 Water and petroleum distribution
  systems                             3.5   5.4   11.9  21.0   14.7  34.8
 Other ground support equipment       6.1   9.3   10.0  17.7    7.2  17.1
                                    ----- -----  ----- -----  ----- -----
                                     42.9  65.5   33.0  58.3   27.8  65.9
Engineered Specialty
 Plastics, Inc.:
  Custom molded plastic products     22.6  34.5   23.6  41.7   14.4  34.1
                                    ----- -----  ----- -----  ----- -----
         Total                      $65.5 100.0% $56.6 100.0% $42.2 100.0%
                                    ===== =====  ===== =====  ===== =====

Consolidated Balance Sheets
---------------------------

October 31                                            1995          1994
                                                  -----------   -----------
ASSETS
Current Assets
Cash                                              $   386,609   $   417,748
Accounts receivable, net                            3,510,596     5,614,224
Contracts in process and inventories, net          12,117,479     9,544,444
Deferred income taxes                                 372,045       460,804
Prepaid expenses and other assets                     242,250       151,862
                                                  -----------   -----------
Total Current Assets                               16,628,979    16,189,082
Property, Plant and Equipment
Land                                                  769,798       769,798
Buildings and improvements                          9,889,825     9,900,939
Machinery and equipment                            14,953,138    14,131,418
Furniture and fixtures                                615,174       615,174
                                                  -----------   -----------
                                                   26,227,935    25,417,329
Less accumulated depreciation                      11,626,806    10,127,359
                                                  -----------   -----------
                                                   14,601,129    15,289,970
Other Assets
Cost in excess of net assets acquired, less
 accumulated amortization of $304,931 and
 $252,190                                             753,835       806,576
Covenant not to compete, less accumulated
 amortization of $534,136 and $333,736                465,864       666,264
Other assets                                        1,341,805     1,433,867
                                                  -----------   -----------
                                                    2,561,504     2,906,707
                                                  -----------   -----------
Total Assets                                      $33,791,612   $34,385,759
                                                  ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable                                     $ 1,124,041   $ 5,042,399
Current maturities of long-term debt                  827,371       855,897
Accounts payable                                    7,702,941     4,705,367
Income taxes payable                                   78,149       593,917
Accrued employee compensation                       1,309,658       723,955
Other liabilities                                     887,112     1,147,127
                                                  -----------   -----------
Total Current Liabilities                          11,929,272    13,068,662
Long-term debt                                      2,755,157     3,848,419
Deferred income taxes                               2,722,059     2,834,818
ESOP guaranteed bank loan                           1,168,500     1,303,800
Shareholders' Equity
Common Stock, par value $.01 per share;
 10,000,000 shares authorized; 3,456,961
 and 3,391,898 shares issued                           34,570        33,919
Additional paid-in capital                          7,917,844     7,670,152
Retained earnings                                  10,217,090     7,773,365
                                                  -----------   -----------
                                                   18,169,504    15,477,436
Less ESOP guaranteed bank loan                      1,168,500     1,303,800
Less treasury stock at cost,
 475,835 and 224,594 shares                         1,784,380       843,576
                                                  -----------   -----------
Total Shareholders' Equity                         15,216,624    13,330,060
                                                  -----------   -----------
Total Liabilities and Shareholders' Equity        $33,791,612   $34,385,759
                                                  ===========   ===========

See Notes to Consolidated Financial Statements.


Consolidated Statements of Income
---------------------------------

Year Ended October 31                   1995          1994          1993
                                    -----------   -----------   -----------
Net revenues                        $65,532,702   $56,619,331   $42,227,253
Cost of revenues                     54,787,720    48,473,895    34,766,217
                                    -----------   -----------   -----------
Gross profit                         10,744,982     8,145,436     7,461,036
Selling, general
 and administrative expense           5,729,287     6,059,690     5,915,491
                                    -----------   -----------   -----------
Income from operations                5,015,695     2,085,746     1,545,545
Interest expense, net                   894,633       828,430       685,864
                                    -----------   -----------   -----------
Income before income taxes            4,121,062     1,257,316       859,681
Income tax provision                  1,648,000       502,000       340,000
                                    -----------   -----------   -----------
Net income                          $ 2,473,062   $   755,316   $   519,681
                                    -----------   -----------   -----------
Net income per share                       $.75          $.21          $.15
                                    ===========   ===========   ===========

See Notes to Consolidated Financial Statements.


Consolidated Statements of Shareholders' Equity
-----------------------------------------------

                   Additional                 ESOP
            Common   Paid-In   Retained    Guaranteed  Treasury
             Stock   Capital   Earnings    Bank Loan    Stock          Total
           ------- ---------- ----------- ------------ ------------ -----------
Balance
 at
 October
 31, 1992  $33,315 $7,532,689 $ 6,498,368 $(1,638,719)              $12,425,653
Net income                        519,681                               519,681
Exercise
 of stock
 options       150     28,630                                            28,780
Reduction
 of ESOP
 guaranteed
 bank loan                                    187,319                   187,319
           ------- ---------- ----------- ------------ ------------ -----------
Balance at
 October
 31, 1993   33,465  7,561,319   7,018,049  (1,451,400)               13,161,433
Net income                        755,316                               755,316
Exercise
 of stock
 options       454    108,833                                           109,287
Reduction
 of ESOP
 guaranteed
 bank loan                                    147,600                   147,600
Purchase
 of
 treasury
 stock                                                 $  (843,576)   (843,576)
           ------- ---------- ----------- ------------ ------------ -----------
Balance at
 October
 31, 1994   33,919  7,670,152   7,773,365  (1,303,800)    (843,576)  13,330,060
Net income                      2,473,062                             2,473,062
Cash
 dividend                        (29,337)                              (29,337)
Exercise
 of stock
 options       651    235,158                                           235,809
Reduction
 of ESOP
 guaranteed
 bank
 loan                                         135,300                   135,300
Purchase
 of
 treasury
 stock                                                    (972,586)   (972,586)
Issuance
 of
 treasury
 stock
 to ESOP               12,534                               31,782       44,316
           ------- ---------- ----------- ------------ ------------ -----------
Balance at
 October
 31, 1995  $34,570 $7,917,844 $10,217,090 $(1,168,500) $(1,784,380) $15,216,624
           ======= ========== =========== ============ ============ ===========

See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
-------------------------------------

Year Ended October 31                      1995        1994        1993
                                        ----------  ----------  ----------
Cash Flow from Operating Activities
Net income                              $2,473,062  $  755,316  $  519,681
Adjustments to reconcile net income
 to net cash provided by
 (used in) operations:
 Depreciation and amortization           1,894,869   2,016,317   1,739,872
 Deferred income taxes                     (24,000)   (163,000)    700,000
                                        ----------  ----------  ----------
Cash provided before changes
 in operating assets and liabilities     4,343,931   2,608,633   2,959,553
Changes in operating assets and
 liabilities, net of the purchases
 of ESP and of treasury stock:
 Accounts receivable                     2,103,628  (1,623,794)  1,209,691
 Contracts in process and inventories   (2,573,035) (4,370,842)  3,173,077
 Accounts payable                        2,997,574   1,265,449  (1,756,301)
 Current income taxes                     (515,768)    871,184    (792,874)
 Net changes in other assets and
  liabilities                              254,486     107,784    (320,274)
                                        ----------  ----------  ----------
  Net cash provided by (used in)
   operations                            6,610,816  (1,141,586)  4,472,872
                                        ----------  ----------  ----------
Cash Flow from Investing Activities
Purchase of ESP, net of cash acquired                           (3,934,356)
Additions to property, plant and
 equipment                                (908,795) (2,236,389)   (609,985)
Proceeds from sale of property,
 plant and equipment                        73,100
                                        ----------  ----------  ----------
 Net cash provided by (used in)
   investing activities                   (835,695) (2,236,389) (4,544,341)
                                        ----------  ----------  ----------
Cash Flow from Financing Activities
Net borrowings (payments)
 under line-of-credit agreements        (3,918,358)  4,587,785     454,614
Proceeds of long-term debt                           1,500,000   3,000,000
Payments of long-term debt              (1,121,788) (2,478,864) (5,394,394)
Exercise of stock options                  235,809     109,287      28,780
Purchase of treasury stock                (972,586)   (187,500)
Cash dividend                              (29,337)
                                        ----------  ----------  ----------
 Net cash provided by (used in)
  financing activities                  (5,806,260)  3,530,708  (1,911,000)
                                        ----------  ----------  ----------
Net increase (decrease) in cash            (31,139)    152,733  (1,982,469)
Cash at beginning of year                  417,748     265,015   2,247,484
                                        ----------  ----------  ----------
Cash at End of Year                     $  386,609  $  417,748  $  265,015
                                        ==========  ==========  ==========

See Notes to Consolidated Financial Statements.





------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------

Note A -- Significant Accounting Policies
-----------------------------------------
Basis of Presentation and Principles of Consolidation: The consolidated financial statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly owned subsidiaries, Engineered Air Systems, Inc. (Engineered Air) and Engineered Specialty Plastics, Inc. (ESP), formerly Associated Products, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Revenues on long-term contracts performed by Engineered Air, substantially all of which are with the U.S. Government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production costs incurred bear to total estimated production costs. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated cost at completion. Provisions for estimated losses on contracts are recorded when identified.

Revenue is recognized by ESP when products are shipped. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $110,000 and $84,000 at October 31, 1995 and 1994, respectively.

Contracts in Process and Inventories: Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items of Engineered Air. Inventories of ESP are valued at the lower of cost or market using the first-in, first-out method.

Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. Government by reason of progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets even though a portion may not be realized within one year.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 30 years.

Income Taxes: Deferred income taxes have been provided for the tax effects of temporary differences between financial and income tax reporting. These differences principally relate to the reporting of contract revenues, depreciation expense and employee benefits.

Cost in Excess of Net Assets Acquired: The excess of cost over net assets of acquired minority interest in Engineered Air is being amortized on a straight-line basis over a 40-year period. The cost in excess of the acquired net assets of ESP is being amortized on a straight-line basis over a 10-year period.

Covenant Not to Compete: Included in the purchased assets of ESP is a covenant not to compete which is being amortized on a straight-line basis over a 5-year period.

Net Income Per Share: Net income per share for 1995, 1994 and 1993 is based on the weighted average number of common and common equivalent shares outstanding of 3,302,574, 3,539,473 and 3,479,573, respectively. Common stock equivalents represent common stock options as computed based on the treasury stock method. Primary and fully diluted earnings per share are substantially the same for each of the years presented.

Industry Information: Engineered Air operates predominantly in one segment--military ground support equipment--and substantially all of its revenues are related to contracts with the U.S. Government. ESP manufactures and sells made-to-order injection molded plastic products, and manufactures and distributes kitchen and bathroom faucets.

Note B -- Acquisition of Engineered Specialty Plastics, Inc.
------------------------------------------------------------
On March 9, 1993, the Company purchased all of the outstanding stock of Associated Products, Inc. (subsequently changed to Engineered Specialty Plastics, Inc.) from an investor group for approximately $3.9 million. The fair value of assets acquired, including goodwill, was $13.1 million and liabilities assumed totaled $9.2 million. Included in purchased assets were a $1,000,000 covenant not to compete and goodwill of $345,000 which have been recorded as intangible assets. The purchase price was financed with approximately $1.2 million of available cash resources and interim borrowings of $2.7 million, including $1.7 million borrowed from the Chairman of the Board. Effective August 20, 1993, permanent financing of the acquisition was obtained and all interim borrowings were retired. The operating results of ESP are included in the Company's consolidated results of operations from the date of acquisition.

If the acquisition had occurred on November 1, 1992, management estimates that on an unaudited pro forma basis, net revenues, net income and net income per share would have been $48,003,000, $462,000 and $.13, respectively, for the year ended October 31, 1993. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on November 1, 1992.

Note C -- Accounts Receivable
-----------------------------
Accounts receivable includes amounts due from the U.S. Government of $1,753,850 and $3,743,963 at October 31, 1995 and 1994, respectively.

Note D -- Contracts in Process and Inventories
----------------------------------------------
Contracts in process and inventories are comprised of the following:

October 31                                   1995             1994
                                          -----------      ----------
Raw materials                             $ 1,594,199      $1,790,459
Work-in-process                               142,615          91,945
Finished goods                                368,400         241,730
Inventories substantially applicable
 to government contracts in process,
 reduced by progress payments
 of $15,182,542 and $11,682,475
 in 1995 and 1994, respectively            10,012,265       7,420,310
                                          -----------      ----------
                                          $12,117,479      $9,544,444
                                          ===========      ==========

Contracts in process and inventories at October 31, 1995 and 1994 include estimated revenue of $18,094,000 and $15,694,000, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

Note E -- Settlement of ROWPU Claim
-----------------------------------
As directed by the U.S. Government, the Company submitted a claim in 1990 for an increase in the value of its Reverse Osmosis Water Purification Unit (ROWPU) contract awarded in 1987 and completed in 1992. The claim related to significant delays incurred to contractual production schedule requirements as a result of numerous government directed enhancements and modifications to the ROWPU. In June 1991, the U.S. Government issued a contract modification for $5.3 million to increase the value of the ROWPU contract to cover the increased cost of raw materials and purchased parts resulting from such delays.

The remaining portion of the ROWPU claim related to unabsorbed overhead costs incurred by the Company in previous years as a result of these delays. In September 1993, the Company reached a settlement under which the U.S. Government issued a contract modification for $4.2 million to increase the value of the ROWPU contract to cover these unabsorbed overhead costs. The claim amount was received and recorded as revenue in the fourth quarter of 1993.

Note F -- Notes Payable and Long-Term Debt
------------------------------------------
In August 1993, the Company entered into a loan agreement with a bank. This agreement, as amended in September 1995, expires in 1998 and provides a $6,400,000 revolving credit line. The amount of the revolving credit borrowing cannot exceed the lesser of a calculated borrowing base or $6,400,000. The borrowing base is determined by applying specified percentages to qualified inventories and accounts receivable balances. The original bank credit agreement also provided for a $3,000,000 term loan. In December 1994, the Company retired the outstanding balance of the Industrial Development Refunding Revenue Bonds with proceeds generated upon restructuring this bank term loan.

Borrowings under the revolving credit line and the term loan bear interest at the bank's prime rate. No compensating balance is required or maintained related to the credit agreement. As of October 31, 1995, the Company had $4,919,000 of unused credit related to this agreement.

In December 1993, ESP entered into a loan agreement with the Arkansas Teachers Retirement Fund. This agreement provided for a $1,500,000 loan payable in monthly installments of $14,335 including interest at 8%, with a final payment of $1,029,400 in 2001. Proceeds of the loan were used to reduce the outstanding balance of the Company's existing bank term loan.

Long-term debt consists of:

October 31                                           1995            1994
                                                   ----------    ----------
Term loan, prime rate, payable in
 monthly installments of $60,402
 plus interest, due 1998                           $2,114,068    $  865,091
Installment note, 8.0%, payable in
 monthly installments of $14,335
 including interest, with a final
 payment of $1,029,400 in 2001                      1,402,346     1,459,664
Industrial Development Refunding
 Revenue Bonds, 7.0%, payable
 in quarterly installments of
 $85,000 plus interest, due 2000                                  2,025,000
Other                                                  66,114       354,561
                                                   ----------    ----------
                                                    3,582,528     4,704,316
Less current maturities                               827,371       855,897
                                                   ----------    ----------
                                                   $2,755,157    $3,848,419
                                                   ==========    ==========

The Company has guaranteed a bank term loan for the Engineered Support Systems, Inc. Employee Stock Ownership Plan (ESOP). As loan payments are made, shares which had been purchased with proceeds from the loan are released and allocated to participant accounts. The bank holds the unallocated shares as collateral for the loan. In August 1993, the Company refinanced the ESOP loan. The loan, which matures in August 2003, bears interest at the bank's prime rate and is payable in monthly installments of $12,300. Under the terms of the loan agreement, the Company is required to make contributions to the ESOP in an amount no less than the amount sufficient to fund the monthly installments.

Borrowings under the revolving credit agreement, the bank term loan and the ESOP loan are secured by substantially all assets of the Company, Engineered Air and ESP and are guaranteed by the Company. The revolving credit agreement contains restrictive covenants relating to net worth, debt to net worth, minimum operating cash flow, and operating cash flow to fixed charges. At October 31, 1995, the Company was in compliance with all restrictive covenants of its credit agreement.

Annual principal payments of long-term debt are as follows:

Year Ended October 31
1996                                                    $  827,371
1997                                                       796,599
1998                                                       742,128
1999                                                        84,132
2000                                                        90,834
Thereafter                                               1,041,464
                                                        ----------
                                                        $3,582,528
                                                        ==========

Interest paid was $958,000, $833,000 and $651,000 in 1995, 1994, and 1993,
respectively.

Note G -- Income Taxes
----------------------
The income tax provision is comprised of the following:

Year Ended October 31                     1995         1994        1993
                                       ----------   ---------   ---------
Current:
  Federal                              $1,554,000   $ 583,000   $(377,000)
  State                                   118,000      82,000      17,000
                                       ----------   ---------   ---------
                                        1,672,000     665,000    (360,000)
                                       ----------   ---------   ---------
Deferred:
  Federal                                 (20,000)   (139,000)    658,000
  State                                    (4,000)    (24,000)     42,000
                                       ----------   ---------   ---------
                                          (24,000)   (163,000)    700,000
                                       ----------   ---------   ---------
                                       $1,648,000   $ 502,000   $ 340,000
                                       ==========   =========   =========



The deferred income tax provision (benefit) results from the following temporary differences:

Year Ended October 31                     1995         1994        1993
                                       ----------    ---------   ---------
Uncompleted contracts                  $  (37,000)   $  10,000   $ 919,000
Depreciation                             (118,000)    (132,000)   (145,000)
Contributions to employee
 benefit plans                             94,000      (85,000)    (74,000)
Other, net                                 37,000       44,000
                                       ----------    ---------   ---------
                                       $  (24,000)   $(163,000)  $ 700,000
                                       ==========    =========   =========

A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Year Ended October 31                     1995        1994       1993
                                       ----------   --------   --------
Income tax provision at
 statutory federal rate                $1,401,000   $428,000   $292,000
State income taxes and other, net         247,000     74,000     48,000
                                       ----------   --------   --------
                                       $1,648,000   $502,000   $340,000
                                       ==========   ========   ========

Income taxes paid (refunded) were $2,072,000, $(206,000) and $401,000 in 1995, 1994 and 1993, respectively.

As of October 31, 1995, the Company has net operating loss carryforwards of approximately $23,000 available to offset future taxable income, and investment and targeted jobs tax credit carryforwards of approximately $288,000 available to offset future federal income taxes which would otherwise be payable. These carryforwards, which relate to ESP, expire through fiscal year 2003. The Company expects the carryforwards to be fully utilized and, accordingly, has recorded a deferred tax asset relating to the carryforwards.

Note H -- Leases
----------------
The Company leases manufacturing facilities, data processing equipment and office equipment under non-cancelable operating leases. Rental expense for all operating leases was $307,000, $433,000 and $369,000 in 1995, 1994, and
1993, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ended October 31
1996                                         $226,000
1997                                          140,000
1998                                           29,000
1999                                            2,000
                                             --------
                                             $397,000
                                             ========

Note I -- Shareholders' Equity
------------------------------
The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 1995, 540,637 shares of unissued common stock were authorized and reserved for outstanding options.

Transactions involving the stock option plans are as follows:

                                       Shares     Price per share
                                       -------    ---------------
Outstanding at October 31, 1993        487,250    $1.31 to $3.50
Options exercised                      (45,375)   $1.50 to $3.50
Options granted                          7,500    $3.56
Options canceled                       (28,000)   $1.50 to $3.50
                                       -------    ---------------
Outstanding at October 31, 1994        421,375    $1.31 to $3.56
Options exercised                      (65,063)   $1.50 to $3.50
Options granted                         50,500    $4.25 and $5.75
Options canceled                       (41,500)   $1.50 to $3.50
                                       -------    ---------------
Outstanding at October 31, 1995        365,312    $1.31 to $5.75
                                       =======    ===============

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), which addresses accounting for stock option, purchase and award plans. The Company will adopt SFAS 123 in 1997, when required, and will then have the option of valuing stock compensation using either the "fair value based method" or the "intrinsic value based method." The Company anticipates that, when adopted, SFAS 123 will have no material effect on its financial position or results of operations.

On August 16, 1994, the Company entered into an agreement to purchase 484,310 shares of common stock from a former director. On the date of this agreement, 224,594 of these shares were purchased for $187,500 of cash and $656,076 of inventories and equipment. The remaining 259,716 shares were purchased on March 30, 1995 for $972,586 in cash.

Note J -- Retirement Plans
--------------------------
Engineered Air has a non-contributory defined benefit pension plan covering substantially all full-time employees covered by a collective bargaining agreement. The Company's funding policy is to make annual contributions to the pension plan sufficient to fund the normal cost including the amortization of prior service cost over a period of 15 years.

A summary of the components of net periodic pension cost for the defined benefit plan is as follows:

Year Ended October 31                       1995        1994        1993
                                          --------   ---------   ---------
Service cost                              $113,100   $  97,100   $  98,200
Interest cost on projected benefit
 obligation                                242,800     226,600     212,000
Actual return on plan assets              (430,200)   (295,200)   (279,000)
Net amortization and deferral              191,600      39,000      80,900
                                          --------   ---------   ---------
Total pension expense                     $117,300   $  67,500   $ 112,100
                                          ========   =========   =========

Assumptions used in accounting for the defined benefit plan in 1995, 1994, and 1993 were a weighted average discount rate of 7.25 percent, 8.0 percent, and 7.0 percent, respectively, and an expected long-term rate of return on assets of 9.0 percent.

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit pension plan:

October 31                                           1995         1994
                                                  ----------   ----------
Actuarial present value of benefit obligation:
 Vested benefit obligation                        $3,468,300   $3,015,600
 Non-vested benefit obligation                        69,700       52,800
                                                  ----------   ----------
Accumulated benefit obligation                    $3,538,000   $3,068,400
                                                  ==========   ==========
Plan assets at fair value -- primarily
 listed common stocks, bonds and U.S.
 Government securities                            $3,545,100   $3,193,700
Projected benefit obligation                       3,538,000    3,068,400
                                                  ----------   ----------
Plan assets in excess of projected
 benefit obligation                                    7,100      125,300
Unrecognized net gain                               (235,600)    (339,000)
Unrecognized prior service cost                      174,800      199,800
Unrecognized net obligation at
 November 1, 1986, net of amortization                36,000       50,000
                                                  ----------   ---------
Net pension asset (liability)
 recognized in consolidated balance sheets        $  (17,700)  $   36,100
                                                  ==========   ==========

The Company has an Employee Stock Ownership Plan (ESOP) covering all salaried employees of Engineered Air, all non-salaried employees of Engineered Air who are not covered by a collective bargaining agreement and all employees of ESP. The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions in an amount no less than the amount sufficient to pay the monthly installments of the ESOP bank loan. All employee contributions to the ESOP and all matching contributions are 100 percent vested, and employees are vested at a rate of 20 percent per year in the discretionary Company contributions. The Company has recorded expense based on contributions to the ESOP for the years ended October 31, 1995, 1994, and 1993 of $311,000, $347,000, and $313,000, respectively.
Interest payments on the ESOP bank loan were $121,000, $119,000, and $99,000 in 1995, 1994, and 1993, respectively.

The Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6), in November 1993. SOP 93-6 requires accounting for ESOPs under the shares allocated method for shares purchased by ESOPs after December 31, 1992. The Company is covered by the grandfather provisions of SOP 93-6 for its current ESOP shares which were purchased from the Company prior to December 31, 1992 and are accounted for under the cash payment method. All ESOP shares are considered outstanding for net income per common share purposes.

Note K -- Segment Information
-----------------------------
The Company operates in two industry segments: the military ground support equipment segment and the custom molded plastic products segment. The military ground support equipment operations involve the engineering, fabrication and assembly of a broad range of support equipment designed for rapid deployment around the world. The custom molded plastic products operations involve the manufacture and sale of a broad range of injection molded resin products, as well as the manufacture and sale of a proprietary line of plastic faucets. All corporate expenses and assets have been allocated to the business segments.

Approximately 78%, 75% and 78%, respectively, of 1995, 1994 and 1993 consolidated revenues were from two customers -- 63%, 56% and 63%, respectively, from the U.S. Government and 15%, 19% and 15%, respectively, from another customer. The Company's export net sales and intersegment net sales are not significant.

Information by industry segment is summarized as follows:


Year Ended October 31                     1995        1994         1993
                                      -----------  -----------  -----------
Net Revenues:
 Military Ground Support Equipment    $42,892,939  $33,067,325  $27,845,468
 Custom Molded Plastic Products        22,639,763   23,552,006   14,381,785
                                      -----------  -----------  -----------
         Total                        $65,532,702  $56,619,331  $42,227,253
                                      ===========  ===========  ===========
Income from Operations:
 Military Ground Support Equipment    $ 4,029,748  $ 1,456,163  $   859,007
 Custom Molded Plastic Products           985,947      629,583      686,538
                                      -----------  -----------  -----------
         Total                        $ 5,015,695  $ 2,085,746  $ 1,545,545
                                      ===========  ===========  ===========
Identifiable Assets:
 Military Ground Support Equipment    $20,007,390  $19,726,944  $14,379,894
 Custom Molded Plastic Products        13,784,222   14,658,815   14,193,769
                                      -----------  -----------  -----------
         Total                        $33,791,612  $34,385,759  $28,573,663
                                      ===========  ===========  ===========
Depreciation and Amortization
 Expense:
 Military Ground Support Equipment    $   719,474  $   948,618  $ 1,047,159
 Custom Molded Plastic Products         1,175,395    1,067,699      692,713
                                      -----------  -----------  -----------
         Total                        $ 1,894,869  $ 2,016,317  $ 1,739,872
                                      ===========  ===========  ===========
Capital Expenditures:
 Military Ground Support Equipment    $   212,624  $    75,829  $   156,273
 Custom Molded Plastic Products           696,171    2,160,560      453,712
                                      -----------  -----------  -----------
         Total                        $   908,795  $ 2,236,389  $   609,985
                                      ===========  ===========  ===========

Note L -- Contingencies
-----------------------
As a government contractor, Engineered Air is continually subject to audit by various agencies of the U.S. Government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations, various claims and charges are asserted against Engineered Air. It is not possible at this time to predict the outcome of all such actions currently being reviewed by Engineered Air. However, management is of the opinion that Engineered Air has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

---------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------
To the Board of Directors and Shareholders of Engineered Support Systems,
Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
St. Louis, Missouri
December 8, 1995


-------------------------------------
REPORT OF MANAGEMENT RESPONSIBILITIES
-------------------------------------

The Company's management is responsible for the fair presentation and consistency of all financial data included in the annual report. Where necessary, the data reflects management estimates.

The Company's Audit Committee consists of three non-employee directors. This Committe meets with financial officers and Price Waterhouse LLP personnel to review internal controls, financial reporting and accounting practices. Price Waterhouse LLP meets with the Audit Committee, with and without management present, to discuss their examinations, the adequacy of internal controls and the quality of financial reporting.



------------------------
SUPPLEMENTAL INFORMATION
------------------------

The table below presents unaudited quarterly financial information in thousands, except for per share data, for the years ended October 31, 1995 and 1994:


                                     Quarter Ended
            ---------------------------------------------------------------
               January 31       April 30       July 31       October 31
              1995   1994     1995   1994    1995     1994   1995    1994
            --------------- --------------- --------------- ---------------
Net
 revenues   $15,344 $11,433 $17,655 $11,230 $15,454 $15,571 $17,080 $18,385
            ------- ------- ------- ------- ------- ------- ------- -------
Gross
 profit       2,204   1,738   2,859   1,787   2,715   1,921   2,967   2,699
            ------- ------- ------- ------- ------- ------- ------- -------
Net income      330      29     675     118     684     173     784     435
            ------- ------- ------- ------- ------- ------- ------- -------
Net income
 per share      .10     .01     .20     .03     .21     .05     .24     .12
            ======= ======= ======= ======= ======= ======= ======= =======

Market Data
-----------
The Company's common stock trades on the NASDAQ Stock Market under the symbol EASI. As of December 15, 1995, the approximate number of common shareholders was 2,100. The following table sets forth the high and low stock prices for each quarter as provided by the NASDAQ Stock Market.

                            1995                        1994
                      High          Low            High        Low
                     ---------------------        ------------------
Quarter Ended:
January 31            4 1/8        3 13/16        4           3 1/8
April 30              5 1/8        3 7/8          4 1/8       3 3/8
July 31               7 1/8        5              4 5/8       3 3/4
October 31            8            5 3/8          4 1/8       3 5/8
                      -----        -------        -----       -----




Dividends
---------
The Board of Directors initiated a semi-annual dividend program during the year beginning with a $.01 per share dividend payable July 31, 1995 to shareholders of record on June 30, 1995.


---------------------
CORPORATE INFORMATION
---------------------

Transfer Agent and Registrar
Boatmen's Trust Company
510 Locust Street
St. Louis, MO 63178

Independent Accountants
Price Waterhouse LLP
One Boatmen's Plaza
St. Louis, MO 63101

Legal Counsel
Bearden, Breckenridge and Mattern
1034 S. Brentwood Blvd.
St. Louis, MO 63117

Annual Meeting
March 6, 1996
10:00 a.m. at the offices of the Company
1270 North Price Road
St. Louis, MO 63132

Form 10-K
A copy of the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
Investor Relations
Engineered Support Systems, Inc.
1270 North Price Road
St. Louis, MO 63132


----------------------
DIRECTORS AND OFFICERS
----------------------

Directors
Engineered Support Systems, Inc.
--------------------------------
Michael F. Shanahan, Sr.
Chairman, President and Chief Executive Officer

John J. Wichlenski
President and Chief Executive Officer Engineered Air Systems, Inc.

W. Raymond Barrett
President
Bio-Medical Systems, Inc.

Alexander M. Cornwell, Jr.
President
Cornwell Consulting

Thomas J. Guilfoil
Partner
Guilfoil, Petzall & Shoemake

LTG Kenneth E. Lewi
U.S. Army, Retired

John J. Quinn
President
St. Louis Blues Hockey Club

Michael F. Shanahan, Jr.
Lockton Companies

Earl W. Wims
Chairman
Marketing Horizons, Inc.


Management
Engineered Support Systems, Inc.
--------------------------------
Michael F. Shanahan, Sr.
Chairman, President and
Chief Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer


Management
Engineered Air Systems, Inc.
----------------------------
Michael F. Shanahan, Sr.
Chairman

John J. Wichlenski
President and Chief
Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer

Ronald W. Davis
Vice President-Marketing

Dan D. Jura
Vice President-Sales

E. Allen Springer
Vice President-Engineering


Management
Engineered Specialty Plastics, Inc.
-----------------------------------
Michael F. Shanahan, Sr.
Chairman

Harvey W. Bright
President and Chief
Executive Officer

Gary C. Gerhardt
Executive Vice President
and Chief Financial Officer


Engineered Support Systems, Inc.
--------------------------------
1270 North Price Rd.
St. Louis, Missouri 63132
Phone: (314)993-5880
Fax: (314)567-4052